NORTHEAST INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

1st Quarter 2022

Market Recap

COVID-19's lingering effects on labor markets and supply chains continued to foster an inflationary environment in Q1 of 2022. The Russian invasion of Ukraine only added fuel to the fire, sending commodity prices related to energy, metals, and agriculture soaring. Headline CPI was up 8.5% over the 12 months, a level not seen since 1981. Even core measures of inflation (less food and energy) have proven to be much more deeply rooted, rising 6.5% over the last year, with used cars and trucks up over 35% and shelter up 5%, its largest increase since 1991.



Q1 2022
Fixed Income Returns
0.00%
-2.00%
-4.00%
-6.00%
-8.00%
-10.00%
-12.00%
-4.73%
-5.43%
-6.37%
-8.38%
-9.71%
High Yield
Municipals
Treasury
Investment Grade
Emerging Markets
Sources: ishares ETFs - High Yield Corporate Bond (HYG); Investment Grade (LQD); JP Morgan USD Emergiing Market (EMB); National Muni Bond (MUB); 7-10 Year Treasury Bond (ETF)

In Q4 2021, the Fed's signaled a shift back to a more restrictive monetary policy, and in March of Q1 it followed through by ending its bond buying program, aka Quantiative Easing (QE), and implementing a rate hike of 0.25%, the first since 2018. With inflation picking up steam, the Fed doubled down on their call for more tightening and updated their previous estimate of 3 rate hikes to now 7 by the end of 2022. As a result, interest rates rose sharply, sending fixed income markets down in unison. After posting positive gains in 2021, High Yield (-4.73%) and Municipals (-5.43%) were down in Q1. Treasuries (-6.37%) experienced their worst quarter in 40 years however they fared better than Investment Grade (-8.38%) and Emerging Markets (-9.71%).

High Yield Spreads: The aforementioned inflationary and geopolitical pressure on fixed income resulted in a widening of high yield spreads. Spreads peaked at 4.3% in mid-March before settling back down to 3.7% by quarter end, a change of 90 basis point in Q1. The 10-year average spread is 4.1%, however its been tracking much tighter over the last 12 months at 2.9%.

Bond yields rose similarly across all ratings categories. Yields on bonds with investment grade through single B ratings, all moved up about 130 basis points. CCC & lower, the only rating to experience a drop in yield in 2021, finally reversed course and increased its effective yield by 170 basis points, from 8.0% to 9.7% by quarter end.

Issuance & Defaults: 2021 was a record-setting year of issuance for high yield with $485 billion added to the market, however things cooled off considerably in Q1 with only $50 billion issued, according to SIFMA.

High yield retail funds, saw $1.24 billion of inflows during the last week of March, breaking an 11-week run of outflows, according to Lipper. Total outflows for Q1 reached $22.3 billion.

March experienced $4.6 billion in defaults, the highest monthly total since July of 2020, but Fitch still estimates a default rate of 1% for 2022 and 1-1.5% in 2023, citing strength in energy-related credits, which accounts for roughly 13% of the high yield market.

Fund Performance

Q1 was rare in the sense that both fixed income *and* equity markets moved in unison under the weight of rising rates. In fact, this marks only the second time in the last 10 years that both fixed income and equity markets reported a negative return during the same quarter (last happened in Q2 2015).

In an effort to control its interest rate risk, the Trust uses a barbell strategy of both long-term and short-term (many of which are callable) bonds. At the end of Q1, the effective duration of the Trust's fixed income portfolio was 2.74 (vs. 6.60 of the Barclays Aggregate Bond Index).

This short duration approach tends to offer downside protection in rising rate environments and did so in Q1. The Trust's total return was -0.27% as compared to the ICE BofA US High Yield Index, which was -4.51%.

Filed under Section 24(b) of the Investment Company Act of 1940

Contributors to the Trust's performance: The best performers where primarily linked to the oil and gas/energy issuers:

- American Gilsonite Common Stock, supplier of an additive used in the oil and gas industry
- Westmoreland Coal Term Loan - the nation's largest independent coal producer

Detractors to the Trust's performance:

- Fortress Transportation 9.75% 8/1/27 - a global company that owns and acquires high quality transportation and infrastructure
- Cooper Standard Auto 13% 6/1/24 - a leading supplier of systems and components in diverse trasportation and industrial markets

Additions: The Trust continued to turn over the short-dated portion of its portfolio by adding (note: 3 bonds were purchased and also called within Q1):

- Delta Airlines 3.625% 3/15/22
- Golden Nugget 6.75% 10/15/24
- Iron Mountain 5.625% 7/15/32
- Occidental Petroleum 3.5% 6/15/25
- W.R. Grace Holdings 5.625% 10/1/24

Subtractions: The following securities were removed from the portfolio due to an embedded call feature or maturity:

- Cooke Omega 8.5% 12/15/22 (Full Call)
- Delta Airlines 3.625% 3/15/22 (Full Call)
- Foot Locker 8.5% 1/15/22 (Maturity)
- Ford Motor Corp. 3.219% 1/9/22 (Maturity)
- Golden Nugget 6.75% 10/15/24 (Full Call)
- Occidental Petroleum 3.5% 6/15/25 (Full Call)

S&P Ratings Changes:

- Occidental Petroleum 3.5% 6/15/25 – Upgrade (1/25/22) from BB to BB+
- CNX Resources 7% 3/14/27 – Upgrade (2/14/22) from BB- to BB
- Cooper Standard 13% 6/1/24 – Downgrade (2/25/22) from B- to CCC

Outlook

Treasury yields rose in historic fashion in Q1. The 2YR Treasury yield shot up 155 basis points, its highest quarterly gain since 1984 (prices and yields move in opposite directions). The graph below illustrates the change in shape of the yield curve and also identifies the quartery change by maturity. The flattening of the curve trimmed the spread between the 10YR and 2YR down to just 6 basis points. It is widely accepted that an inversion is a reliable predictor of upcoming recessions, albeit typically with considerable lag of up to 24 months before the recession occurs. While we haven't seen a sustained inversion, it's something to keep an eye on.



Treasury Yields
12/31/21 vs. 3/31/22
Source: Bouard of Governors o fthe Federal Reserve System (US)
3
2.5
2
1.5
1
0.5
0
1Mo
3Mo
6Mo
1YR
2YR
3YR
5YR
7YR
10YR
30YR
Change
3/31/2022
12/31/2021

We are more focused on the Fed's policy and forward guidance. By waiting so long, the Fed's window to execute a "soft landing" is considerably smaller. As they play catchup they will need to tweak their path of rate hikes, but more importantly they will also turn to Quantiative Tightening (QT), another tool in their chest. Reducing a $9 trillion balance sheet is unchartered territory for the Fed or any central bank. As they found out in 2018-19, market reaction may be significant. Given that backdrop, there may be episodes where both market and Fed expectations will have to recalibrate, therefore we expect to see more volatility in interest rates and fixed income markets.

Northeast will continue to tread in the high-quality (BB-rated), shorter-dated waters of high yield, but will look for value in longer maturities should markets and spreads dislocate.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); Bmonrad@northeastinvestors.com

Watch and Read Bruce's Recent Takes on...

The Fed (video): https://northeastinvestors.com/video-jan-2022/

Inflation: https://northeastinvestors.com/the-boston-globe/

Additional Insights: https://northeastinvestors.com/insights/

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor ‘s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.